Exhibit 99.1

JOINT MATERIAL FACT

UPDATE ON THE DUAL LISTING

UPDATED DATE OF THE START OF TRADING OF CLASS A SHARES ON THE NYSE AND OF DIVIDENDS PAYMENT

JBS S.A. (“JBS S.A.” or “Company”) and JBS N.V. (“JBS N.V.”) – B3: JBSS32, pursuant to the provisions of article 157, paragraph 4 of Law No. 6,404/76, as amended (“Corporation Law”), and pursuant to the provisions of the regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (“CVM”), especially CVM Resolution No. 44/2001 (“CVM Resolution 44”) and CVM Resolution No. 78/2002 (“CVM Resolution 78”), in addition to the material facts disclosed by JBS S.A. on July 12, 2023, September 4, 2023, on March 17, 2025, on April 22, 2025, on May 23, 2025, on May 30, 2025 and on June 6, 2025, which disclosed information regarding the Dual Listing, communicates to its shareholders and the market that, due to the non-conclusion of certain required operational procedures which were estimated to be concluded as of the date hereof, which involve several different service providers in Brazil and abroad, the trading of JBS N.V.’s Class A on the NYSE, which was estimated to take place tomorrow, June 12, 2025, is now estimated to take place on Friday, June 13, 2025. In addition, the estimated date for the Dividends payment, which was set at June 16, 2025, will be postponed to June 17, 2025 (and will be confirmed by JBS S.A. through the issuance of a notice to the shareholders disclosed two (2) business days before the payment date).

The terms used in capital letters in this Material Fact and not defined herein shall have the meaning attributed to them in the material fact disclosed by the Company on May 23, 2025.

Below is an updated tentative and estimate schedule of the Dual Listing, as of the present date:

Stage	Date	Act
1	06/13/2025	Estimated date of the start of trading of Class A Shares on the NYSE
2	06/17/2025	Estimated date of payment of the Cash Dividend
3	On or after 06/17/2025	Fractions of Shares Auction

JBS S.A. and JBS N.V. will keep its shareholders and the market informed about the Dual Listing, in accordance with the applicable regulations.

Additional information may be obtained from the Investor Relations Department of JBS S.A., by the e-mail ri@jbs.com.br, telephone +55 (11) 3144-4146, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, CEP 05118-100, São Paulo—SP or on the website of JBS S.A. (https://ri.jbs.com.br/).

No Offer or Solicitation

This Material Fact is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to purchase or sell any securities or a solicitation of any vote or approval, nor will there be any sale of securities in any jurisdiction in which such an offer, solicitation or sale would be illegal in the absence of registration or qualification under the securities laws of such jurisdiction.

São Paulo, June 11, 2025.

Guilherme Perboyre Cavalcanti

Investor Relations Officer

Statements contained in this Material Fact (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transactions involving JBS N.V. and JBS S.A.; beliefs related to the creation of value as a result of the proposed transaction involving JBS N.V. and JBS S.A.; the intended schedule for completion of the operation; benefits and synergies of the operation; and any other statements relating to future convictions, expectations, plans, intentions, financial or performance condition of JBS N.V. and JBS S.A. In some cases, terms such as “estimate”, “project”, “forecast”, “plan”, “believe”, “may”, “expect”, “anticipate”, “intend”, “planned”, “potential”, “could”, “will” and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on the expectations and convictions of JBS N.V. and of JBS S.A. on future events and involve risks and uncertainties that may cause the actual results to materially differ from the present ones.

ADDITIONAL INFORMATION FOR US INVESTORS: This document is being released in connection with the proposed corporate restructuring and dual listing pursuant to which JBS N.V. will be the ultimate holding company of JBS S.A. and its subsidiaries (collectively, the “JBS Group”), JBS N.V.’s Class A common shares will be listed and trade on the New York Stock Exchange and Brazilian Depositary Receipts representing JBS N.V.’s Class A common shares will be listed and trade on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (collectively, the “Proposed Transaction”). In connection with the Proposed Transaction, JBS B.V. (to be renamed “JBS N.V.” upon its conversion into a public limited liability company (naamloze vennootschap) under Dutch law, at a future date) has filed a registration statement on Form F-4 (“Form F-4”) containing a prospectus with the Securities and Exchange Commission (the “SEC”). The Form F-4 has been declared effective by the SEC. Additionally, JBS B.V. (or JBS N.V., as the case may be) may file other relevant materials in connection with the Proposed Transaction with the SEC. Security holders of JBS S.A. are urged to read the Form F-4 and the prospectus regarding the Proposed Transaction and any other relevant materials carefully and in their entirety as they become available because they contain important information about the Proposed Transaction and related matters. Security holders of JBS S.A. and investors may obtain a copy of the prospectus, the filings with the SEC that are incorporated by reference into the prospectus as well as other filings containing information about the Proposed Transaction free of charge at the SEC’s website (www.sec.gov) or JBS S.A.’s website (https://ri.jbs.com.br/en/) or by contacting JBS S.A.’s Investor Relations department.